ARMADA ACQUISITION CORP. I

1760 Market Street, Suite 602

Philadelphia, PA 19103

(215) 543-6886

December 29, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Melanie Singh and Jeffrey Gabor

RE:	Armada Acquisition Corp. I

Preliminary Proxy Statement on Schedule 14A

Filed December 22, 2022

File No. 001-40742

Ladies and Gentlemen:

Armada Acquisition Corp. I, a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated December 28, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on December 22, 2022 (the “Proxy Statement”).

In order to facilitate the Staff’s review of the Company’s response, we have restated in italics the Staff’s comment in this letter, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.

Preliminary Proxy Statement on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless consequences of liquidation to investors, such as the losses of the investment opportunity

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, Armada Sponsor LLC, a Delaware limited liability company, is not, is not controlled by, and has no substantial ties with a non-U.S. person.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. If you need any additional information or if we can be of any further assistance, please do not hesitate to contact Douglas Lurio, President, Treasurer, and Secretary of the Company, at (215) 543-6886 or dlurio@armadaacq.com, Penny J. Minna at +1 410.580.4228 or penny.minna@us.dlapiper.com or Gerry Williams at +1 404.736.7891 or gerry.williams@us.dlapiper.com.

Very truly yours,

/s/ Stephen P. Herbert

Stephen P. Herbert

Chief Executive Officer

cc:	Penny J. Minna, DLA Piper LLP (US)

Gerry Williams, DLA Piper LLP (US)